UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            Regency Affiliates, Inc.
               ---------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.40 Par Value
               --------------------------------------------------
                         (Title of Class of Securities)


                                    758847107
                                 (CUSIP Number)

                                 Marc Baldinger
                            Regency Affiliates, Inc.
                        729 S. Federal Highway, Suite 307
                              Stuart, FL 34994-2913
                                 (561) 220-7662

             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 15, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

                                  SCHEDULE 13D

CUSIP No.         758847107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                  Statesman Group, Inc.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) /___/ (b) /___/
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                           00
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------

                                        7   SOLE VOTING POWER

NUMBER OF                                        7,549,502
SHARES
BENEFICIALLY                            8   SHARED VOTING POWER
                                                         0
OWNED BY
EACH                                    9   SOLE DISPOSITIVE POWER
REPORTING                                        7,549,502

PERSON                                 10   SHARED DISPOSITIVE POWER
WITH                                                     0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    7,549,502
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      38.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

This Amendment No. 5 to Schedule 13D statement (the "Schedule") is filed on behalf of Statesman Group, Inc. ("Statesman") as the reporting persons hereunder, and amends the Fourth Amended Schedule 13D filed by the Statesman on June 29, 1998.

ITEM 1.  SECURITY AND ISSUER.

This Schedule relates to the voting common stock, $0.40 par value, of Regency Affiliates, Inc. ("Regency"). Regency maintains its principal executive offices at 729 South Federal Hwy., Suite 307, Stuart, Florida 34994.

ITEM 2.  IDENTITY AND BACKGROUND.

Statesman Group, Inc. has relocated its principal business office to Bay Street, Nassau. Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 15, 2001, Statesman exercised an option to acquire 6.1 million shares of Regency's voting common stock, $0.40 per value. Payment was made by delivery of Statesman's 5 year $2.44 million note, secured by the shares issued plus its 20% interest in Regency's 80% owned subsidiary, National Resource Development Corporation.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on October 15, 2001, Statesman beneficially owned 7,549,502 shares (or approximately 38.2% of the 19,775,822 outstanding shares as of such date) of Regency's $0.40 par value common stock, as follows:


                                           Amount and Nature of Beneficial Ownership1
                                           Common Stock           Series C Preferred Stock
Name and Address of Beneficial Owner       Shares           %     Shares      %
------------------------------------       -------------   ----  --------- -------
Statesman Group, Inc.                       7,549,502       38.2  108,850    52.1
Bay Street
Nassau, Bahamas



     (i) The nature of beneficial ownership is sole investment power and sole voting power as to all shares listed.

     (ii) In addition to 7,549,502 shares of Common Stock owned outright, Statesman Group, Inc. has voting trusts for 100,000 shares of Common Stock and proxies for 623,932 shares of Common Stock subject to release under certain conditions. Statesman has not been able to determine whether the conditions for release have been satisfied due to disputes with the grantors of the Proxy. Accordingly, none of these shares are included in the above table.

     Statesman Group, Inc. exercised an option it has held since 1997 to acquire 6,100,000 shares of the Company's Common Stock on October 15, 2001. As a result of the transaction, the Statesman Group owns approximately 38.2% of the Company's common stock. There is no change in beneficial ownership.

     Pursuant to an Agreement dated June 3, 1997, as amended and restated on March 24, 1998, Statesman Group, Inc. was granted options to purchase 6.1 million shares of Common Stock. Statesman owned approximately 25% of the Company's outstanding common stock prior to the issuance of these options. The options were issued to Statesman in order to secure the release of Mr. William
R. Ponsoldt, Sr. to serve as President and Chief Executive Officer of the Company, for the release of certain contractual rights held by Statesman, for assignment of certain rights of first refusal and for other consideration. Pursuant to the Amended and Restated Agreement between the Company and Statesman, until their date of expiration, the options were exercisable at any time in whole or in part at a price equal to the lower of (a) the closing trading price as of the most recent date on which at least 10,000 shares of such stock were traded, or (b) the average closing trading price of the shares during the ninety day period immediately preceding the date of exercise. The options became exercisable immediately and were to remain exercisable until April 15, 2007. At the option of Statesman, payment could be made by Statesman for exercise of the options, in whole or in part, in the form of a promissory note executed by Statesman, secured only by a pledge of the shares purchased, which promissory note would accrue interest for any quarter at the prime rate in effect on the last day of the quarter at Chase Manhattan Bank, with interest and principal payable in a balloon payment five years after the date of execution of the note, provided that if the Company's Board of Directors reasonably determined that exercising the options by delivery of a note would render the respective purchase of shares void or voidable, then the Board could require, as a condition to exercise of the options, that Statesman either (i) pay at least the par value of the shares in cash (with the balance paid by delivery of a note), or (ii) provide acceptable collateral other than the shares themselves to secure payment of the note.

     At a meeting of the Regency Board on December 3, 2000, Statesman notified Regency that it intended to exercise its option. The Board formed a committee to negotiate for collateral for the note that Statesman was entitled to issue to exercise the option. The committee also obtained independent expert advice with respect to the transaction.

     On October 15, 2001, Statesman exercised the option in full pursuant to an agreement that (1) provided for a purchase price at $.40 per share (par value) rather than the formula price in the option, which would have yielded the Company approximately 25% less and (2) provided for collateral for the $2.44 million 5 year note issued by Statesman to the Company (in addition to the shares purchased) in the form of the 20% stock interest owned by Statesman in National Resource Development Corporation, the Company's 80% owned subsidiary.

     Statesman Group, Inc. is an international business corporation organized under the laws of the Bahamas. Statesman's principal business is the making of investments in the United States and elsewhere. Both its principal business and principal office are located at Bay Street, Nassau, Bahamas. The Statesman Irrevocable Trust dated April 15, 1991 is the controlling person of Statesman. The Statesman Trust is an irrevocable trust for the benefit of William R. Ponsoldt, Jr., a director of the Company, Tracey A. Ponsoldt, now married and sometimes known as Tracey A. Powers, and Christopher J. Ponsoldt, all children of William R. Ponsoldt, Sr. The trustee of the Statesman Trust, dated April 15, 1991, is Liedenhall Bank & Trust, Nassau, Bahamas, which has the sole right to control the disposition of and vote the Company's securities acquired by Statesman.

ITEM 5.  MATERIAL TO BE FILED AS EXHIBITS.

10.1 Option Exercise Agreement between Statesman Group and Regency dated as of October 15, 2001.

10.2 Promissory Note of Statesman Group in the principal sum of $2.44 million, dated October 15, 2001.

10.3 Pledge Agreement of Statesman Group dated October 15, 2001.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Statesman Group, Inc.


Date: October 19, 2001                             By:/s/Jacqueline Teske
                                                      Jacqueline Teske
                                                      Authorized Officer

                                  EXHIBIT 10.1

                            OPTION EXERCISE AGREEMENT

OPTION EXERCISE AGREEMENT, dated as of October 15, 2001 (the "Agreement") by and among STATESMAN GROUP, INC., an international business corporation organized under the laws of the Bahamas ("Statesman"), with its principal place of business at 1 Bay Street, Nassau, Bahamas and REGENCY AFFILIATES, INC., a Delaware corporation, having an address at 729 South Federal Highway, Suite 307, Stuart, Florida 34994 (the "Company").

                              W I T N E S S E T H:

WHEREAS, in order to secure the services of William Ponsoldt for the Company and to induce Statesman to relinquish certain preferred stock rights, Statesman and the Company entered into that certain Amended and Restated Agreement between Statesman and the Company (the "Amended and Restated Agreement") dated March 24, 1998; and

WHEREAS, pursuant to the Amended and Restated Agreement, Statesman holds options (the "Options") to purchase 6.1 million shares (the "Shares") of the common stock, $.40 par value per share (the "Common Stock"), of the Company, and Statesman desires to exercise such Options in accordance with the terms and conditions of this Agreement; and

WHEREAS, the Company has requested that Statesman agree to amend the terms of the Option to increase price to be paid for the shares to $.40 per share, a price approximately 30% above the formula price in the Option and above the current market price for such shares, and to provide the Company with additional collateral, as set forth in this Amended and Restated Agreement; and

WHEREAS, Statesman has agreed to the amended terms requested by the Company and will deliver its Promissory Note, of even date herewith, pursuant to which Statesman will pay the purchase price of the Shares in connection with the exercise of the Options on the terms requested by the Company; and

WHEREAS, Statesman shall enter into a Pledge Agreement, of even date herewith, pursuant to which Statesman shall grant a security interest in certain collateral, as more fully described therein, to the Company, including the additional Collateral requested by the Company;

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants herein contained and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Exercise of Option. Upon the terms and subject to the conditions of this Agreement and the Amended and Restated Agreement, Statesman hereby agrees and covenants to exercise the Options on the Closing Date (as defined below).

Section 2. Purchase Price. (a) The aggregate purchase price to be paid by Statesman to the Company shall be Two Million Four Hundred Forty Thousand Dollars ($2,440,000) (the "Purchase Price"). The Purchase Price shall be payable by Statesman at the Closing (as defined below) by delivery of a negotiable promissory note (the "Statesman Note"), in the form attached hereto as Exhibit A, payable by Statesman to the Company in the aggregate principal amount of Two Million Four Hundred Forty Thousand Dollars ($2,440,000).

Section 3. Pledge. In connection with the execution and delivery of the Statesman Note, Statesman hereby agrees to pledge as collateral and grant a security interest to the Company in (i) its interest, right and title to two-hundred (200) shares of the common stock, $.001 par value per share, of National Resource Development Corporation ("NRDC"), representing 20% of the issued and outstanding shares of NRDC and (ii) the 6,100,000 shares of the Company's common stock being purchased with the Note, as further set forth in the Pledge Agreement of even date herewith. Statesman shall deliver to the Company the certificates representing the pledged shares, stock powers duly executed in blank and all other documents and agreements necessary or desirable to perfect the Company's security interest in the NRDC and Company shares.

Section 4. Additional Offerings. The Company shall not, at any time or from time to time for a period not to exceed two (2) years, issue additional shares of Common Stock, at a price below the purchase price paid by Statesmen, excluding
(i) shares of Common Stock issued pursuant to options granted to employees, directors or consultants of the Company; and (ii) shares of Common Stock issued pursuant to currently outstanding warrants to purchase Common Stock (including equitable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event), without the prior written consent of Statesman.

Section 5. Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of the Company on October 15, 2001, or at such other time and place as is mutually agreed by Statesman and the Company. The time and date of the Closing is herein called the "Closing Date".

Section 6. Assignment; Successors and Assigns; No Third Party Rights. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns (as permitted above) and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, assigns (as permitted above) and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns (as permitted above) and legal representatives, any legal or equitable right, remedy or claim hereunder.

Section 7. Counterparts, Facsimile Signature. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument. Execution and delivery of this Agreement by facsimile transmission shall constitute execution and delivery of this Agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

Section 8. Titles and Headings. The headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

                            [Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

STATESMAN GROUP, INC.


By:/s/Jacqueline Teske
Name:Jacqueline Teske
Title:


REGENCY AFFILIATES, INC.


By: /s/Marc H. Baldinger
Name: Marc H. Baldinger
Title: Chief Financial Officer

                                  EXHIBIT 10.2

                                 PROMISSORY NOTE

                                                            Stuart, Florida
$2,440,000                                                  October 15, 2001

STATESMAN GROUP, INC. (the "Borrower"), FOR VALUE RECEIVED, hereby promises to pay to the order of REGENCY AFFILIATES, INC. (the "Lender"), at 729 South Federal Highway, Stuart, Florida 34994 or at such other location as the Lender or other payee of this Note notifies the Borrower of in writing, the principal sum of $2,440,000 in lawful money of the United States of America and in same day funds. Such sum shall be payable in full on September 30, 2006 (the "Maturity Date").

The Borrower promises also to pay interest on the unpaid principal amount hereof outstanding from time to time in like money and like funds at said office at a rate per annum equal to the Designated Interest Rate. Such interest shall be payable on the Maturity Date.

The Designated Interest Rate shall be a floating rate adjusted as at the end of each calendar quarter to be the prime rate as announced by Citibank (or any successor institution) as at the end of such quarter. The Designated Interest Rate for the first quarter (through December 31, 2001) is 6%.

Upon an Event of Default, the interest rate shall be increased to twelve percent (12%) per annum. Overdue principal and overdue interest shall bear interest, payable on demand, at a rate per annum equal to 12%.

If any of the following events (each an "Event of Default") shall occur:

     (a) the Borrower shall fail to pay any interest, principal or other amount payable under this Note when the same has become due; or

     (b) the Borrower (i) shall make an assignment for the benefit of creditors, (ii) shall be adjudicated bankrupt or insolvent, (iii) shall seek the appointment of, or be the subject of an order appointing, a trustee, liquidator or receiver as to all or part of its assets, (iv) shall commence, approve or consent to any case or proceeding under any bankruptcy, reorganization or similar law and, in the case of an involuntary case or proceeding, such case or proceeding is not dismissed within 60 days following the commencement thereof,
          (v) shall be unable to pay its debts as they mature, or (vi) shall be the subject of an order for relief in an involuntary case under federal bankruptcy law; or

     (c)  the Borrower defaults under the Pledge Agreement;

THEN, or at any time thereafter while such Event of Default is continuing:

(1) In the case of any Event of Default under paragraph (a) concerning the Borrower, the Lender may, by written notice to the Borrower, declare the unpaid principal amount of the Note, all interest accrued and unpaid thereon, and all other amounts payable hereunder and under the Pledge Agreement, to be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, and exercise any remedies available under Pledge Agreement; and

(2) In the case of any Event of Default under paragraph (b) concerning the Borrower, the Note and all other amounts payable hereunder and under the Pledge Agreement shall automatically become forthwith due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by the Borrower and exercise any remedies available under the Pledge Agreement.

No remedy herein conferred upon the Lender is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and in addition to every other remedy hereunder now or hereafter existing at law or in equity or otherwise.

This Note is subject to voluntary prepayment (in whole or in part), in each case without premium or penalty. All prepayments with respect to this shall be applied first to discharge of any expenses or damages for which Lender may be entitled to receive reimbursement, then to accrued interest with the remainder, if any, applied to principal.

The outstanding principal balance and accrued interest under this Note at any time shall be determined as shown in records made in accordance with manual, computerized, electronic or other record-keeping systems used from time to time by the Lender or other payee of this Note.

Except to the extent required by law, the Borrower hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

The Borrower shall pay on demand, if any, Event of Default has occurred, all costs and expenses incurred by the Lender, including the reasonable fees and disbursements of counsel to the Lender, and of any consultants or investment banking firms retained by the Lender in connection with such Event of Default or in connection with the collection, bankruptcy, insolvency and other enforcement proceedings related thereto.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.


                            (Signature Page Follows)

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed and delivered as of the date first above written.

STATESMAN GROUP, INC.


By: /s/Jacqueline Teske
Name: Jacqueline Teske
Title:

                                  EXHIBIT 10.3

                                PLEDGE AGREEMENT

                             (STATESMAN GROUP, INC.)

          PLEDGE AGREEMENT dated as of October 15, 2001 between STATESMAN GROUP, INC. (the "Pledgor") and REGENCY AFFILIATES, INC., a Delaware corporation (the "Pledgee").

          NOW, THEREFORE, it is agreed:

          For good and valuable consideration, the receipt of which is hereby acknowledged, as collateral security for the due and punctual payment and performance of all the Secured Obligations (as defined below), the Pledgor hereby deposits and pledges with Pledgee the shares of stock indicated on Annex 1 hereto (all such shares, together with all other securities required to be deposited hereunder, the "Pledged Securities") and hereby grants to the Pledgee a security interest in and a lien upon, and hereby assigns, transfers, pledges and sets over to the Pledgee, all of Pledgor's right, title and interest in and to the Pledged Securities, all dividends thereon and proceeds thereof and all other rights with respect thereto (all such securities and rights together with the other securities, money and other property required to be pledged hereunder, the "Collateral"). As used herein, the term "Secured Obligations" shall mean (i) all obligations of the Pledgor under this Pledge Agreement; and (ii) all obligations of the Pledgor incurred under or in connection with a promissory note issued this date by Pledgor in favor of Pledgee in the principal amount of $2,440,000 (the "Note").

          Section 1. Representations. The Pledgor represents, warrants and covenants, which representations, warranties and covenants shall survive the execution and delivery hereof, as follows:

          (a) The Pledgor is the sole record owner of the Pledged Securities. All of the Pledged Securities are free and clear of all claims, security interests, mortgages, pledges, liens and other encumbrances created by Pledgor (or otherwise existing) except in favor of the Pledgee.

          (b) The Pledgor will not (i) sell, assign, transfer or otherwise dispose of any of the Collateral, or any rights pertaining thereto or (ii) create, or suffer to be created or to exist, any mortgage, pledge, lien, security interest, charge or encumbrance upon the Collateral or any part thereof, or upon the income or profits thereof, other than pursuant to this Pledge Agreement.

          Section 2. Transfer of Shares. At any time prior to, or upon the occurrence of, any Event of Default, the Pledgee may cause all or any of the Pledged Securities to be transferred into its name or that of a nominee or nominees.

          Section 3. Voting Rights Prior to Event of Default. So long as an Event of Default shall not have occurred and be continuing and the notice referred to in Section 5 of this Pledge Agreement shall not have been given, the Pledgor shall be entitled, to the extent not inconsistent with this Pledge Agreement and the Note, to exercise the voting power with respect to the Pledged Securities.

          Section 4. Dissolution of Issuer; Stock Dividends. In case any cash or stock dividend shall be declared on any of the Pledged Securities, or any shares of stock or fractions thereof shall be issued pursuant to any stock split or merger involving any of the Pledged Securities, or any distribution of capital shall be made on any of the Pledged Securities, or any property shall be distributed upon or with respect to the Pledged Securities pursuant to the recapitalization or reclassification of the capital stock of the issuer of any of the Pledged Securities or the merger or reorganization thereof, the shares, cash or other property so distributed shall be delivered to the Pledgee (accompanied by proper instruments of assignment and/or stock powers executed by Pledgor in accordance with the Pledgee's instruction) to be held by it as collateral security for the Secured Obligations.

          Section 5. Event of Default; Voting Rights After Event of Default. (a) Each of the following shall constitute a default (each, an "Event of Default") hereunder:

               a. Non-payment when due of any sum required to be paid to the Pledgee by the Pledgor with respect to any Secured Obligation;

               b. A breach of any term, covenant, condition, obligation or agreement contained in this Agreement;

               c. Any representation or warranty made by the Pledgor in this Agreement shall prove to be false, incorrect or misleading in any material respect as of the date when made; or

               d. An "Event of Default" under the Note.

          (b) If any Event of Default shall have occurred and be continuing and the Pledgee shall have given the Pledgor written, telecopied, telexed or telegraphic notice of the termination of Pledgor's rights under Section 3 above, the Pledgee shall thereafter be entitled to exercise the voting power with respect to the Pledged Securities.

          Section 6. Certain Rights of Pledgee After Event of Default. If any Event of Default shall have occurred and be continuing, the Pledgee may exercise all rights of a secured party under the Uniform Commercial Code or any other applicable law.

          In addition, the Pledgor hereby agrees that the Pledgee may sell such Collateral or any part thereof at public or private sale or at any broker's board or on any securities exchange, for cash, upon credit or for future delivery, and at such price or prices as the Pledgee may deem satisfactory. The Pledgee may be the purchaser of any or all of the Collateral so sold at any sale. The Pledgee covenants and agrees that it will execute and deliver such documents and take such other action as the Pledgor deems necessary or advisable in order that any such sale may be made in compliance with law. Upon any such sale the Pledgor shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral so sold. Each purchaser at any such sale shall hold the Collateral so sold absolutely and free from any claim or right of whatsoever kind, including any equity or right of redemption of the Pledgor which may be waived, and the Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal which it has or may have under any law now existing or hereafter adopted. The Pledgor further acknowledges that the Pledgee may deem it impracticable to effect a public sale of any part of the securities included in the Collateral, and therefore authorizes the Pledgee in connection with any private sale or auction, if the Pledgee deems it advisable to do so, (i) to restrict the prospective bidders on or purchasers of any of the Collateral to a limited number of sophisticated investors who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or sale of any of such securities, (ii) to cause to be placed on certificates for any or all of the Collateral or on any other securities pledged hereunder a legend to the effect that such security has not been registered under the Securities Act of 1933 (the "Act") and may not be disposed of in violation of the provision of said Act, and (iii) to impose such other limitations or conditions in connection with any such sale as the Pledgee deems necessary or advisable in order to comply with said Act or any other law. The notice (if any) of such sale shall
(1) in case of a public sale, state the time and place fixed for such sale, (2) in case of sale at a broker's board or on a securities exchange, state the board or exchange at which such sale is to be made and the day on which the Collateral, or the portion thereof so being sold, will first be offered for sale at such board or exchange, and (3) in the case of a private sale, state the day after which such sale may be consummated. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Pledgee may fix in the notice of such sale. At any such sale, the Collateral may be sold in one lot as an entirety or in separate parcels, as the Pledgee may determine. The Pledgee shall not be obligated to make any such sale pursuant to any such notice. The Pledgee may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by the Pledgee until the selling price is paid by the purchaser thereof, but the Pledgee shall not incur any liability in case of the failure of such purchaser to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may again be sold upon like notice.

          Section 7. Distribution of Proceeds. Except as otherwise provided herein or prohibited by law, all money that the Pledgee shall receive, in accordance with the provisions hereof, whether by sale of the Pledged Securities or otherwise, shall be applied in the following manner: First, to the payment of all costs and expenses incurred in connection with the administration and enforcement of, or the preservation of any rights under, this Pledge Agreement or any of the reasonable expenses and disbursements of the Pledgee (including without limitation the fees and disbursements of its counsel and agents); and Second, to the payment of the Secured Obligations in such order as the Pledgee may determine.

          Section 8. Indemnification: Standard of Care. The Pledgor shall indemnify and save harmless the Pledgee from and against any liability or damage which Pledgee may incur in the exercise and performance of any of its rights set forth herein; provided, however, that the Pledgor shall have no obligation to indemnify the Pledgee against any liability or damage resulting from Pledgee's gross negligence or intentional misconduct. The Pledgee shall exercise the same care and diligence that the Pledgee would devote to the custody of securities and certificates owned by the Pledgee.

          Section 9. Sale of Pledged Shares. If any Event of Default shall have occurred, the Pledgee shall have the right, for and in the name, place and stead of the Pledgor, to execute endorsements, assignments or other instruments of conveyance or transfer with respect to all or any of the Pledged Securities and the other Collateral.

          Section 10. Delay; Amendment. No delay on the part of the Pledgee in exercising any of its rights, or partial or single exercise thereof, shall constitute a waiver thereof. None of the terms and conditions of this Pledge Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the party against whom enforcement of such change or waiver is sought.

          Section 11. Survival of Obligations. The obligations of the Pledgor hereunder shall remain in full force and effect without regard to, and shall not be impaired by, any amendment to or modification of, the Secured Obligations.

          Section 12. Assignment. This Pledge Agreement is binding upon the Pledgor, the Pledgee and their respective executors, administrators, successors and assigns and shall inure to the benefit of the Pledgee and its successors and assigns. The Pledgor may not assign its rights or obligations hereunder without the consent of the Pledgee.

          Section 13. Governing Law. THIS PLEDGE AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

          Section 14. Further Assurances. The Pledgor hereby agrees to execute and deliver, from time to time, any and all further, or other, instruments, and to perform such acts, as the Pledgee may reasonably request to effect the purposes of this Pledge Agreement and to secure to the Pledgee the benefits of all rights, authorities and remedies conferred upon the Pledgee by the terms of this Pledge Agreement.

          Section 15. Headings: Counterparts. The descriptive headings of the various provisions of this Pledge Agreement are inserted for convenience of reference only and shall not affect the meaning or construction of any of the provisions of this Pledge Agreement. This Pledge Agreement may be executed in any number of counterparts, and by the different parties hereto on the same or separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

          Section 16. Notices. Except as otherwise expressly provided herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made when delivered if sent by Federal Express or other similar overnight delivery service, or by mail (registered or certified mail, return receipt requested), postage prepaid, or in the case of telex, telegraphic, telecopier or cable notice, when delivered to the telex, telegraph, telecopier or cable company, or in the case of telex or telecopier notice sent over a telex or telecopier owned or operated by a party hereto, when sent, addressed to the parties hereto at their addresses set forth on the signature page hereof or to such other addresses as any of the parties hereto may hereafter specify to the others in writing. As used in this Pledge Agreement, "written," "writing" and variations thereof shall refer to any form of written communication or a communication by means of telex, telecopier, telegraph or cable.

                            (Signature Page Follows)

          IN WITNESS WHEREOF, the Pledgor and the Pledgee have duly executed and delivered this Pledge Agreement as of the date first above written.


                                          STATESMAN GROUP, INC.


                                          By: /s/Jacqueline Teska
                                              Name: Jacqueline Teska
                                              Title:
                                               Address:  1 Bay Street
                                                         Nassau, Bahamas


                                          REGENCY AFFILIATES, INC.


                                          By:
                                              Name:/s/Marc H. Baldinger
                                              Title: Marc H. Baldinger
                                              Address: 729 South Federal Highway
                                                       Stuart, Florida  34994

                           ANNEX 1 TO PLEDGE AGREEMENT

                               Pledged Securities

                                                             No. of        Cert.
  Issuer                                           Class     Shares        No.

  National Resource Development Corporation        Common      200          2
  Regency Affiliates, Inc.                         Common    6,100,000     R3807